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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-1

           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             EIS INTERNATIONAL, INC.
                            (NAME OF SUBJECT COMPANY)

                         SERSYS ACQUISITION CORPORATION
                                 SER SYSTEME AG
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                              AND ASSOCIATED RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                                    268539103
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              DR. PHILIP A. STOREY
                            EXECUTIVE VICE PRESIDENT
                                 SER SYSTEME AG
                              7200 WISCONSIN AVE.
                                   SUITE 1001
                               BETHESDA, MD 20814
                                 (301) 841-1190

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                    COPY TO:
                           JOHN L. SULLIVAN, III, ESQ.
                        VENABLE, BAETJER AND HOWARD, LLP
                              2010 CORPORATE RIDGE
                                    SUITE 400
                             MCLEAN, VIRGINIA 22102
                                 (703) 760-1600

                            CALCULATION OF FILING FEE

--------------------------------------------- ----------------------------------
             TRANSACTION VALUE*                         AMOUNT OF FILING FEE**
--------------------------------------------- ----------------------------------
               $69,183,550.00                                 $13,837.00
--------------------------------------------- ----------------------------------


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 *   Based on the offer to purchase all of the outstanding Shares (as defined below) of the subject company at a purchase price of $6.25 per share of which 10,593,869 Shares were issued and outstanding and to pay the Option Consideration (as defined in Exhibit (a)(i) hereto) on outstanding options
(at varying exercise prices) with respect to 1,455,058 Shares, in each case as of December 17, 1999.

**      1/50 of 1% of Transaction Value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

        This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relates to the offer by SERSys Acquisition Corporation, a Delaware corporation ("Purchaser"), that is an indirect (through SER (USA), Inc. ("SER USA")) wholly owned subsidiary of SER Systeme AG, a German corporation ("Parent"), to purchase all of the outstanding shares of common stock of EIS, International, Inc., a Delaware corporation ("Company"), par value $0.01 per share (the "Common Stock") and their associated rights (the "Rights") to purchase Series A Preferred Stock, par value $0.01 per share, pursuant to that certain Rights Agreement, dated as of May 16, 1997 between Company and BankBoston N.A., as amended (the "Rights Agreement") (such Rights, together with the Common Stock, are collectively referred to herein as the "Shares"), at a purchase price of $6.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as may be amended from time to time, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(2).

ITEM 1.  SECURITY AND SUBJECT COMPANY.

        (a) The name of the subject company is EIS International, Inc., a Delaware corporation ("Company"). The address of the Company's principal executive offices is 555 Herndon Parkway, Herndon, Virginia 20170.

        (b) The exact title of the Company's class of equity securities being sought in the Offer is Common Stock, par value $0.01 per share, together with their associated rights to purchase Series A Preferred Stock, par value $0.01 per share. The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference. The Company has represented that, as of December 17, 1999, there were 10,593,869 shares of Common Stock issued and outstanding. Purchaser is seeking to acquire all outstanding shares of Common Stock and associated Rights at a purchase price of $6.25 per share.



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        (c) The information set forth in Section 6 ("Price Range of Shares;
Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) - (d) and (g) This Statement is filed by Purchaser and Parent. The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

        (e) and (f) During the last five years, neither Purchaser nor Parent nor, to the best knowledge of Purchaser or Parent, any of the persons listed in
Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

        (a) and (b) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement and Other Agreements") and Section 12 ("Purpose of the Offer; Plans for the Company; The Merger ") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

        (b) and (c) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

        (a) - (g) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement and Other Agreements"), Section 12 ("Purpose of the Offer; Plans for the Company; The Merger ") and Section 14 ("Effect of the Offer on the Market for the Shares; Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.



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        (a) and (b) Not applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

        The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement and Other Agreements") and Section 12 ("Purpose of the Offer; Plans for the Company; the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

        The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

        Not Applicable.

ITEM 10.  ADDITIONAL INFORMATION.

        (a) The information set forth in Section 11 ("The Merger Agreement and Other Agreements") is incorporated herein by reference.

        (b) and (c) The information set forth in Section 11 ("The Merger Agreement and Other Agreements"), Section 12 ("Purpose of the Offer; Plans for the Company; the Merger") and Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

        (d) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares; Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

        (e) None.

        (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1) Offer to Purchase dated December 23, 1999.

    (a)(2) Form of Letter of Transmittal.

    (a)(3) Form of Notice of Guaranteed Delivery.



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    (a)(4) Form of Letter from the Information Agent to Brokers, Dealers,
           Commercial Banks, Trust Companies and Nominees.

    (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7) Summary Advertisement as published on December 23, 1999.

    (a)(8) Joint Press Release issued by Parent and the Company on December 20, 1999.

    (b)(1) Letter Agreement, dated December 16, 1999, between Parent and IKB International S.A.

    (b)(2) Letter Agreement, dated December 15, 1999, between Parent and IKB Deutsche Industriebank.

    (b)(3) Letter Agreement, dated December 8, 1999, between Parent and COMMERZBANK Aktiengesellschaft, Koblenz Branch.

    (c)(1) Agreement and Plan of Merger, dated as of December 17, 1999, by and among Parent, Purchaser and the Company.

    (c)(2) Tender and Voting Agreement, dated as of December 17, 1999, among Parent and certain officers and directors of the Company named therein.

    (c)(3) Employment Agreement between Purchaser and James E. McGowan, dated as of December 17, 1999, and exhibits thereto.

    (c)(4) Employment Agreement between Purchaser and Frederick C. Foley, dated as of December 17, 1999, and exhibits thereto.

    (c)(5) Confidential Mutual Non-Disclosure Agreement, dated October 15, 1999, between Parent and the Company.

    (c)(6) Stockholders Agreement, dated December 17, 1999, by and among Parent, Purchaser and James E. McGowan.

    (c)(7) Stockholders Agreement, dated December 17, 1999, by and among Parent, Purchaser and Frederick C. Foley.

    (c)(8) Form of Stock Option Plan of Purchaser.

    (d) Not applicable.

    (e) Not applicable.

    (f) Not applicable.


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                                   SIGNATURES

        After due inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this Statement is true, complete and correct.

                             SER SYSTEME AG

                             By: Dr. Philip A. Storey

                             /s/ DR. PHILIP A. STOREY
                             ----------------------------------
                             Name:  Dr. Philip A. Storey
                             Title: Executive Vice President

                             SERSYS ACQUISITION CORPORATION

                             By: Dr. Philip A. Storey

                             /s/ DR. PHILIP A. STOREY
                             ----------------------------------
                             Name:  Dr. Philip A. Storey
                             Title: President

Date:  December 23, 1999



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                                  EXHIBIT INDEX

    EXHIBIT
    NO.                DESCRIPTION
--------------------------------------------------------------------------------

    (a)(1) Offer to Purchase dated December 23, 1999.

    (a)(2) Form of Letter of Transmittal.

    (a)(3) Form of Notice of Guaranteed Delivery.

    (a)(4) Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7) Summary Advertisement as published on December 23, 1999.

    (a)(8) Joint Press Release issued by Parent and the Company on December 20, 1999.

    (b)(1) Letter Agreement, dated December 16, 1999, between Parent and IKB International S.A.

    (b)(2) Letter Agreement, dated December 15, 1999, between Parent and IKB Deutsche Industriebank.

    (b)(3) Letter Agreement, dated December 8, 1999, between Parent and COMMERZBANK Aktiengesellschaft, Koblenz Branch.

    (c)(1) Agreement and Plan of Merger, dated as of December 17, 1999, by and among Parent, Purchaser and the Company.

    (c)(2) Tender and Voting Agreement, dated as of December 17, 1999, among Parent and certain officers and directors of the Company named therein.

    (c)(3) Employment Agreement between Purchaser and James E. McGowan, dated as of December 17, 1999, and exhibits thereto.

    (c)(4) Employment Agreement between Purchaser and Frederick C. Foley, dated as of December 17, 1999, and exhibits thereto.

    (c)(5) Confidential Mutual Non-Disclosure Agreement, dated October 15, 1999, between Parent and the Company.

    (c)(6) Stockholders Agreement, dated December 17, 1999, by and among Parent, Purchaser and James E. McGowan.

    (c)(7) Stockholders Agreement, dated December 17, 1999, by and among Parent, Purchaser and Frederick C. Foley.

    (c)(8) Form of Stock Option Plan of Purchaser.

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    (d) Not applicable.

    (e) Not applicable.

    (f) Not applicable.




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